                                                             File No. 0700-9671


                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION
                                    (RULE 24)

                                  POWERGEN PLC

     In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27291 (the "Order"), Powergen plc ("Powergen") hereby submits its report for the semiannual period ended June 30, 2001 (the "Reporting Period"). Following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. In addition, we have included information with respect to all securities issuances that are exempt under Rule 52, in lieu of any separate filing on Form U-6B-2, as provided in the Order. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

=====================================

REPORTING REQUIREMENT NO. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by Powergen during the Reporting Period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:

Shares Issuances:


----------------------------------------------------------------------------------------------------------------------------
                                                Market Price/Sale
    Date of                                      Price per share       No. of Ordinary        Proceeds            Proceeds
   Issuance             Details of Issue          (if different)         Shares Issued          (GBP)              (USD)*
----------------------------------------------------------------------------------------------------------------------------
Various            Aggregate allotments of      Various                      187,804              703,756         989,762
                   Powergen plc Ordinary
                   Shares under the Staff
                   ShareSave Scheme
----------------------------------------------------------------------------------------------------------------------------
Various            Aggregate allotments of      Various                      205,400              895,134       1,258,916
                   Powergen plc Ordinary
                   Shares under the Executive
                   Share Option Scheme
----------------------------------------------------------------------------------------------------------------------------
  Mar. 26, 2001    Allotment of Powergen plc    GBP. 6.98                    403,764            2,818,273       3,963,619
                   Ordinary Shares under
                   Profit Sharing Share Scheme
----------------------------------------------------------------------------------------------------------------------------

* In this report, a conversion ratio of 1 GBP to 1.4064 USD has been used, the closing rate on June 30, 2001.

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Debt Issuances:   None

=====================================

REPORTING REQUIREMENT NO. 2: The amount of guarantees issued during the Reporting Period by Powergen, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:


----------------------------------------------------------------------------------------------------------------------------
    Date of                                                    Amount                                  Guaranteed Debt
  Issuance of        Name of                                     of                                 outstanding at end of
   Guaranty         Guarantor       Name of Beneficiary       Guaranty      Purpose of Guaranty        Reporting Period
----------------------------------------------------------------------------------------------------------------------------
Feb. 27, 2000      Powergen     HSBC Investment Bank plc,    U.S. $4      Guaranty of                  $1,500,000,000
                   plc          as agent, and the            billion      obligations of
                                Financial Institutions                    Powergen US Holdings
                                party to an Agreement                     Ltd. under revolving
                                dated 27 February, 2000,                  credit facility
                                as amended.
----------------------------------------------------------------------------------------------------------------------------
Nov. 28, 2000      Powergen     Bank of America Securities   U.S. $3      Guaranty of                  $1,134,880,000
                   plc          LLC; Goldman, Sachs & Co.;   billion      obligations of
                                JP Morgan Securities,                     Powergen US Funding
                                Inc.; Chase Securities Inc.               LLC under commercial
                                                                          paper program
----------------------------------------------------------------------------------------------------------------------------
Various            Powergen     ISDA Agreements with a       All          Guaranty of PGUSH's      Notational amount of
                   plc          variety of                   transactions obligations and          the Interest Rate SWAPs
                                counterparties                            liabilities under the    was USD $1.040 billion
                                                                          ISDA Master
                                                                          Agreements.  These       Notational amount of
                                                                          obligations/liabilities  the Currency SWAPs was
                                                                          relate to Treasury       USD $240 million
                                                                          transactions,
                                                                          principally interest
                                                                          rate and cross
                                                                          currency swaps
                                                                          executed under ISDA
                                                                          documentation.
----------------------------------------------------------------------------------------------------------------------------
June 15, 2001      Powergen     Chase Manhattan Bank,        All          Guaranty of PGUSH's                     N/A
                   plc          London                       transactions US$ transactions
                                                                          settled through its
                                                                          bank account at Chase
                                                                          Manhattan Bank, London
----------------------------------------------------------------------------------------------------------------------------

=====================================

REPORTING REQUIREMENT NO. 3: Powergen's aggregate investment, as defined under rule 53, in dollars and as a percentage of Powergen's consolidated retained earnings, in EWGs and FUCOs, excluding investments made prior to the date of the Merger, as of the end of the reporting period and a description of EWG and FUCO investments made during the reporting period.

Response:

A. As of June 30, 2001, Powergen's consolidated retained earnings calculated in accordance with U.S. GAAP was USD $1,959 million.

B. Powergen had $25 million less aggregate investment, as defined in Rule 53, in EWGs and FUCOs from the date of the Merger through June 30, 2001.

C. Powergen's additional aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was (1.3) % as of June 30, 2001.

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D.   During the Reporting Period, Powergen made the following investment in EWGs and FUCOs:


     --------------------------------------------------------------------------------------------
                            Transaction                                       Amount
     --------------------------------------------------------------------------------------------
              Sold Virginia partnerships                                    $ (50) million
     --------------------------------------------------------------------------------------------
              Additional unconsolidated recourse debt at Monroe             $  25 million
     --------------------------------------------------------------------------------------------
              TOTAL                                                         $ (25) million
     --------------------------------------------------------------------------------------------

Powergen had a $28 million decrease in the U.S. Dollar equivalent of the (pound)325 million investment in Powergen Group Holdings, which has been specifically excluded from the above responses, since it is solely due to foreign exchange.

=====================================

REPORTING REQUIREMENT NO. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by Powergen since the date of the Order, including any LG&E Energy acquisition debt.

Response:         Outstanding as of June 30, 2001


Issuer*               Type of Security                                GBP                  USD
-------               ----------------                                ---                  ---
Powergen              Ordinary Shares, including               (pound)332,600,000     $  474,800,000
                      options and warrants

US Holdings           Ordinary Shares, including                             N/A                 N/A
                      options and warrants
                      Preferred Shares                                       N/A                 N/A
                      Short-Term Debt(1)                                     N/A      $1,134,880,000
                      Long-Term Debt(2)                                      N/A      $1,500,000,000

        TOTAL                                                  (pound)337,600,000     $2,634,880,000

Powergen              Guaranteed Debt Outstanding                            N/A      $2,634,880,000
                               TOTAL                                                  $2,634,880,000

* Since the Aggregate Limitation of $6 billion applies to securities issued by both Powergen and US Holdings and the LG&E Energy acquisition debt was incurred by US Holdings, the above chart includes aggregate securities outstanding of Powergen and US Holdings. Guarantees are not included in the Aggregate Limitation.

(1)  Commercial Paper, guaranteed by Powergen

(2)  Guaranteed by Powergen

=====================================

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REPORTING REQUIREMENT NO. 5: A list of the securities issued by the
Intermediate Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

Response:         None.

=====================================

REPORTING REQUIREMENT NO. 6: The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by LG&E and KU from the system money pool during the Reporting Period.

Response:

Short-Term Debt Issued by LG&E and KU during the Reporting Period (excluding money pool borrowings reported below): None

Net Money Pool Balances as of the End of the Reporting Period by Participating Company*


-----------------------------------------------------------------------------------------------------------
                Company                 Net Amount on Deposit                Net Amount of Borrowings
-----------------------------------------------------------------------------------------------------------
LG&E Energy                                   $152,942,593                              -0-
-----------------------------------------------------------------------------------------------------------
KU                                               -0-                                $  39,789,650
-----------------------------------------------------------------------------------------------------------
LG&E                                             -0-                                $  60,752,943
-----------------------------------------------------------------------------------------------------------

* A list of all deposits and withdrawals during the Reporting Period for each company is available to the SEC staff upon request.

=====================================

REPORTING REQUIREMENT NO. 7: The amount and terms of any nonexempt financings consummated by LG&E and KU during the Reporting Period.

Response:         None.

=====================================

REPORTING REQUIREMENT NO. 8: The amount and terms of any nonexempt financings consummated by any U.S. Non-Utility Subsidiary during the Reporting Period.

Response:         None.

=====================================

REPORTING REQUIREMENT NO. 9: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structures of Powergen, LG&E Energy and each first-tier subsidiary of LG&E Energy.

Response:

For Powergen, please see Exhibit A-1 attached hereto.

For the LG&E Energy and its first-tier subsidiaries, please see Exhibit A-2 attached hereto.

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=====================================

REPORTING REQUIREMENT NO. 10: Copies of Powergen's filings on Form 20-F and semiannual reports to shareholders.

Response: Powergen's Semi-Annual Report to Shareholders is filed under cover of Form SE as Exhibit A-3.

=====================================

REPORTING REQUIREMENT NO. 11: The amount and terms of any exempt financings consummated during the reporting period by LG&E or KU (in lieu of separate filing on Form U-6B-2)

Response:         None.

=====================================

REPORTING REQUIREMENT NO. 12: The amount and terms of any exempt financings consummated during the Reporting Period by the U.S. Non-Utility Subsidiaries (in lieu of separate filing on Form U-6B-2).

Response:

LG&E Capital Trimble County LLC (LCTC) entered into a synthetic lease transaction to fund the construction of certain power generation equipment. The lease has a five year term and the total committed amount is $120 million. LCTC's lease payments are payable upon completion of the construction of the facility which is expected in the second quarter of 2002. The lease payment is determined by totaling the interest and yield due on commercial paper notes and certificates issued by the lessor and the costs of back up liquidity facility. Generally, the cost will be correlated to rates of A-1/P-1 rated commercial paper. A residual value guaranty payment is due at the expiration of the lease in 2006. The total amount funded under the lease as of June 29, 2001 was $72,632,346.

=====================================

REPORTING REQUIREMENT NO. 13: Statement of aggregate investment in EWGs and FUCOs as a percentage of the following: Total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the Reporting Period.

Response:

Powergen's "aggregate investment" in EWGs and FUCOs (as determined in accordance with Rule 53(a)): $994 million.

Powergen's average consolidated retained earnings (as determined in accordance with Rule 53(a)): $2,009 million. Note that this average figure has been compiled with the two quarters to June 30, 2001 and half year to December 31, 2001. Powergen only commenced quarterly reporting for the quarter ended March 31, 2001.

Ratio of aggregate investment in EWGs/FUCOS as a percentage of average consolidated retained earnings: 49.5%.

Total Capitalization as of June 30, 2001: $10,898 million. Ratio of aggregate investment in EWGs/FUCOs as a percentage of total capitalization: 9.1%.

Net Utility Plant as of June 30, 2001: $6,392 million. Ratio of aggregate investment in EWGs/FUCOs as a percentage of net utility plant: 15.6%.

Total Consolidated Assets as of June 30, 2001: $10,614 million. Ratio of aggregate investment in EWGs/FUCOs as a percentage of total consolidated assets:
9.4%.

Market Value of Common Equity as of June 30, 2001: $4,690 million. Ratio of aggregate investment in EWGs/FUCOs as a percentage of market value of common equity: 21.2%.

=====================================

REPORTING REQUIREMENT NO. 14: Market-to-Book Ratio of Powergen's capital stock at the end of the Reporting Period.

Response:

Market-to-Book Ratio of Powergen's capital stock as of June 30, 2001:  9.8.

=====================================

REPORTING REQUIREMENT NO. 15: Analysis of growth in consolidated retained earnings, which segregate total earnings growth attributable to EWGs and FUCOs from that attributable to other Powergen subsidiaries.

Response:

Decrease in consolidated retained earnings for Powergen including LG&E in the six months ended June 30, 2001:

Consolidated retained earnings under US GAAP as of June 30, 2001: $1,959 million (converted from (pound) at a rate of 1.4064).

Consolidated retained earnings under US GAAP as of December 31, 2000: $2,101 million (also converted from (pound) at a rate of 1.4064 to ensure comparability).

Decrease in consolidated retained earnings over six months to June 30, 2001:
$(142) million.

Increase in consolidated retained earnings for EWG's and FUCOs in the six months ended June 30, 2001:

Retained earnings of EWG/FUCOS under US GAAP as of June 30, 2001: $164 million.

Retained earnings of EWG/FUCOS under US GAAP as of December 31, 2000: $158 million.

Increase in consolidated retained earnings over six months to June 30, 2001: $6 million.

=====================================

REPORTING REQUIREMENT NO. 16: Statement of revenues and net income of each Powergen EWG and FUCO for the twelve months ended as of the end of the Reporting Period.

Response:

Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

=====================================

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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9671) to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  August 29, 2001             POWERGEN PLC



                                    By:  /s/ David Jackson
                                         ---------------------------------------
                                         David Jackson
                                         Corporate Secretary and General Counsel

                                   EXHIBIT A-1

                                  POWERGEN PLC

Capitalization at June 30, 2001


------------------------------------------------------------------------------------------------------------
                                                      (Thousands Dollars)                  Percentage
------------------------------------------------------------------------------------------------------------
Short-Term Debt                                        2,520,269                            23.13%
------------------------------------------------------------------------------------------------------------
Long-Term Debt                                         4,691,750                            43.05%
------------------------------------------------------------------------------------------------------------
Preferred Stock                                          135,140                             1.24%
------------------------------------------------------------------------------------------------------------
Common Equity*                                         3,551,161                            32.58%
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
         Total                                        10,898,320                           100.00%
------------------------------------------------------------------------------------------------------------

* Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.

                                   EXHIBIT A-2

                LG&E Energy Corp. and its First-Tier Subsidiaries

Capitalization at June 30, 2001
(Thousands Dollars)

         DOLLARS                                                                               LG&E
                                                               LG&E         LG&E ENERGY    ENERGY CORP.
CAPITALIZATION:                       LG&E          KU     CAPITAL CORP.  MARKETING, INC.    (PARENT)     ELIMINATIONS     TOTAL
                                  ------------------------------------------------------------------------------------------------
Short-term Debt                             -           -           -               -              -               -            -
Current Portion of Long Term Debt      46,200      54,000     190,319               -              -               -      490,519
Long Term Debt                        360,600     431,938     300,076               -              -               -    1,092,614
Preferred Stock                        95,140      40,000           -               -              -               -      135,140
Common Equity                         746,527     684,329     210,303        (550,988)     1,480,255      (1,026,033)   1,592,558
                                  ------------------------------------------------------------------------------------------------

                                    1,448,467   1,210,267     700,698        (550,988)     1,480,255      (1,026,033)   3,310,831
                                  ================================================================================================

         PERCENTAGES                                                                           LG&E
                                                               LG&E         LG&E ENERGY    ENERGY CORP.
CAPITALIZATION:                       LG&E          KU     CAPITAL CORP.  MARKETING, INC.    (PARENT)     ELIMINATIONS     TOTAL
                                  ------------------------------------------------------------------------------------------------
Short-term Debt                         0.00%       0.00%       0.00%           0.00%          0.00%           0.00%        0.00%
Current Portion of Long Term Debt      17.00%       4.46%      27.16%           0.00%          0.00%           0.00%       14.82%
Long Term Debt                         24.90%      35.69%      42.83%           0.00%          0.00%           0.00%       33.00%
Preferred Stock                         6.57%       3.31%       0.00%           0.00%          0.00%           0.00%        4.08%
Common Equity                          51.54%      56.54%      30.01%         100.00%        100.00%         100.00%       48.10%
                                  ------------------------------------------------------------------------------------------------

                                      100.00%     100.00%     100.00%         100.00%        100.00%         100.00%      100.00%
                                  ================================================================================================

* Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.

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                                   Exhibit A-3

                       Semi-Annual Report to Shareholders
                     (Filed in paper under cover of Form SE)